EXHIBIT 1

PRESS RELEASE

Van Herk Groep’s response to Johnson & Johnson’s proposed bid for Crucell

Van Herk Groep has taken note of the announcement of 6 October 2010 that Johnson & Johnson (J&J) and the board of Crucell have reached agreement on J&J making a bid.

Van Herk Groep has been a Crucell shareholder for many years.  We first declared an interest of over 5% in the company in 2005, which we later increased to over 10%.  Following the issue of shares to J&J in 2009, this percentage dropped below 10%, but we increased our stake again later.  We recently declared an interest of 10.02% to the Netherlands Authority for the Financial Markets (AFM) under the terms of the Dutch Substantial Holdings in Listed Companies Disclosure Act.

The management of Crucell has succeeded in growing the company from a little biotech company with an interesting portfolio of “opportunities” into an enterprise with a substantial – and growing – turnover, profit, a solid cash position and one that still has enormous potential in terms of new products.  There are now 1,300 people working for the company, and it is enjoying increasing success.  Millions of children in developing countries now receive Crucell vaccinations on an annual basis.  We have nothing but praise for the people who have achieved this.

But just as in football, big foreign clubs come along to watch those who play well.  We’re not talking small fry here!  J&J, a top player in the pharmaceutical industry, made its interest explicit a year ago by proposing a commercial deal in combination with a participation of around 18% in the company at a price of EUR 20.63 a share.  The deal included the provision that, for a period of three years, Crucell would have to grant its permission before J&J could increase its stake in Crucell.

And now, one year on, J&J submits a bid for our very own Crucell, at a price that might seem attractive, but is not.  A substantial premium will be paid on the share price prior to the first publication.  The Van Herk Groep is still convinced that the proposed bid of EUR 24.75 per share is too low for the following reasons:

-      A year ago, a minority stake was worth as much as EUR 20.63 per share to J&J; since then Crucell has undergone many developments that have increased the value of the company (scroll down for a résumé of news published by Crucell since the J&J deal in September 2009);

-      At the share price before the first publication, Crucell was significantly undervalued and because of this, the proposed bid price premium appears to be very attractive;

-      The proposed bid is lower than Crucell’s stand-alone value, which we have calculated to be EUR 27.50.  If synergy and the premium for a controlling interest are taken into account, this value becomes considerably higher;

-      The fact that only one year after the first deal (and not after three years) J&J wants to increase its stake to 100% indicates that the partnership evidently suits J&J (or J&J sees something that we do not see) and they expect Crucell to probably be worth a lot more in two years’ time.

Van Herk Groep will ask the Management Board and the Supervisory Board of Crucell to convene an Extraordinary General Meeting of Shareholders to discuss the proposed bid.  With over 10% of the share

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capital of Crucell in our possession, we are entitled to do so.  We call on our fellow shareholders to attend this meeting, to make our dissatisfaction known and to demand that the board withdraws its support for this low bid price.

Rotterdam 7 October 2010

By way of explanation:  news published by Crucell since the J&J deal in September 2009:

30.09.09 Crucell to start marketing activities in the UK
20.10.09 Crucell to start third phase of rabies research within six months
21.10.09 Crucell reports auspicious research results into HIV vaccine
05.11.09 TapImmune signs licensing agreement with Crucell
09.02.10 Crucell secures new licensing agreements (with Transgene and with the
British cancer institute)
06.04.10 Crucell to collaborate with GSK on malaria vaccine
14.04.10 Crucell starts phase II of clinical study into TB vaccine for South Africa
06.05.10 Crucell gets new orders for Quinvaxem
11.05.10 Crucell to start testing malaria vaccine on humans
11.05.10 Additional orders for Quinvaxem likely due to problems at competitors
24.06.10 Crucell to seek common cold vaccine
08.07.10 Crucell to review licence agreement with Sanofi Pasteur
11.08.10 Crucell to go into partnership to develop aids vaccine
17.08.10 Crucell increases profit forecast 2010
17.08.10 Crucell expects tender from Unicef in H2 2010
17.08.10 Crucell want to become major influenza player
22.09.10 Crucell and Aereas to start phase II of study into VB vaccine

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